Law Offices of Craig V. Butler

300 Spectrum Center Drive, Suite 300

Irvine, California 92618

Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545

www.craigbutlerlaw.com

November 13, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ronald E. Alper/Brigitte Lippman

Re:	Andrew Arroyo Real Estate Inc.
Offering Statement on Form 1-A
Filed October 15, 2024
File No. 024-12519

Dear Mr. Alper/Ms. Lippman:

Andrew Arroyo Real Estate, Inc., a Delaware corporation (the “Company”) herein provides the following responses to your comment letter dated November 8, 2024, regarding the above-referenced Offering Statement on Form 1-A (the “Original Filing”). I have included your comments in bold followed by the Company’s response. The Company is filing an amended Form 1-A/A1 in conjunction with this comment response to address the comments (the “Amended Filing”).

Offering Statement on Form 1-A filed October 15, 2024

Cover Page

1.	Please clarify in the cover page table and on page 17 the amount of shares being offered by the company and the selling shareholder. See Rule 251(a)(2) of the Securities Act.

The Company has updated the disclosure in the cover page and on page 17 in the Amended Filing in response to this comment in order to clarify the number of shares offered by the Company and the number of shares being offered by the Selling Shareholder.

2.	Please disclose on the cover page and in Part I, Item 4 of Form 1-A the aggregate offering price of the shares sold by the company within the last 12 months.

The Company has revised the disclosure in the Amended Filing to include the aggregate offering price of shares sold by the Company within the last 12 months.

Law Offices of Craig V. Butler

Ronald E. Alper/Brigitte Lippman

United States Securities and Exchange Commission

Office of Real Estate and Construction

November 13, 2024

Item 3. Summary and Risk Factors

Competitive Advantages, page 8

3.	Please revise to provide the basis for your statement that your success with previous syndications underscores your experience and capability.

The Company has added this disclosure to the Amended Filing.

4.

You state that “up to twenty percent (20%) of our gross profit on every transaction goes to charity (our gross income minus our cost of sales). Up to ten percent (10%) of our gross profit is donated in the form of cash contributions to charitable organizations. In addition to our cash contributions, our annual goal is to give up to an additional ten percent (10%) in the form of stock grants, client credits, and in-kind contributions to charitable organizations (emphasis added).” Please revise to disclose actual contributions made for the last two fiscal years. Also disclose how these amounts are reflected on your statement of operations.

The Company has added disclosure related to our charitable contributions to the Amended Filing and has added disclosure to indicate that these amounts are included in the Company’s general and administrative expenses in the Amended Filing.

Fees & Expenses Related to the Management….

Resident Well Being & Care Expenses, page 12

5.	Please revise to disclose examples of resident well-being and care expenses.

The Company has added this disclosure to the Amended Filing.

Risk Factors

We are subject to substantial regulation, which is evolving....,

6.

We note your disclosure that you will be required to meet country-specific licensing standards that are often materially different from U.S. requirements, thus resulting in the need for additional investment and systems to ensure regulatory compliance. Please disclose if you conduct business outside of the United States.

The Company has revised this disclosure in the Amended Filing.

Law Offices of Craig V. Butler

Ronald E. Alper/Brigitte Lippman

United States Securities and Exchange Commission

Office of Real Estate and Construction

November 13, 2024

Results of Operations for the Period Ended June 30, 2024 Compared to the Period Ended

June 30, 2023, page 52

7.	Please disclose why there was a decrease in your cost of sales for this period.

The Company has included this disclosure in the Amended Filing.

Directors, Executive Officers and Significant Employees Executive Officers, page 61

8.

Please disclose the principal occupations and employment during the past five years of each officer and significant employee and the name and principal business of any corporation or other organization in which the occupations and employment were carried on. See Part II, Item 10(c) of Form 1-A.

The Company has included this disclosure in the Amended Filing.

Interest of Management and Others in Certain Transactions, page 66

9.	Please provide the disclosure required by Item 13 of Form 1-A regarding the Investment Management Agreement.

The Company has added this disclosure in the Amended Filing.

Exhibit 2.1 Amended and Restated Articles of Incorporation of Andrew Arroyo Real Estate Inc.,

10.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any derivative action. Please disclose this provision in the offering circular and state whether it applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company has clarified and updated this disclosure in the Amended Filing.

Law Offices of Craig V. Butler

Ronald E. Alper/Brigitte Lippman

United States Securities and Exchange Commission

Office of Real Estate and Construction

November 13, 2024

Exhibit 4.1 Form of Subscription Agreement for the Offering, page 69

11.	We note Section 5 of the Subscription Agreement: Governing Law; Jurisdiction; and Waiver of Jury Trial. Please revise the disclosure in the offering circular to address:
•	how this provision will impact your investors;
•	enforceability under federal and state law;
•	whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;
•	to the extent the provisions apply to federal securities law claims, revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company´s compliance with the federal securities laws and the rules and regulations thereunder; and
•	whether purchasers of interests in a secondary transaction would be subject to these provisions.

The Company has clarified and updated this disclosure in the Amended Filing.

Signatures, page 70

12.	Please revise to reflect that the offering statement is also signed by the principal accounting officer. See Instructions to Signatures in Form 1-A.

The has revised the signatures in the Amended Filing.

Statements of Operations, page F-3

13.	Please tell us what consideration you gave to ASC 260-10-45-17 and 19 when determining to present diluted loss per share.

On page F-3 and page F-24, when presenting the diluted loss per share, the Company gave further consideration to ASC 260-10-45-17 and 19 and the Company revised the disclosures accordingly in Note 2 to reflect this consideration and also revised it on the Statements of Operations financial schedule.

Law Offices of Craig V. Butler

Ronald E. Alper/Brigitte Lippman

United States Securities and Exchange Commission

Office of Real Estate and Construction

November 13, 2024

Note 1- The Company and Its Significant Accounting Policies Revenue Recognition, page F-10

14.	Please provide the disclosures required by ASC 606-10-50, including but not limited to:
•	explanation of your performance obligations
•	the transaction price allocated to remaining performance obligations
•	significant judgments applied
•	how you determined the timing of satisfaction of each performance obligation, and
•	the election of practical expedients, if any.

In addition, tell us what consideration you gave to ASC 606-10-50-5 when determining to not present revenue on a disaggregated basis.

In the Amended Filing, the Company has updated its disclosures as required by ASC 606-10-50 and now present the disclosures required in Note 1 – Revenue Recognition.

Exhibits

15.

Please revise the legal opinion to also state that the shares being sold by the selling shareholder "are" validly issued, fully paid and non-assessable. For guidance, see Section II.B.2.h of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011. Also revise the reference to Regulation S-K in the last paragraph.

The Company has updated the legal opinion in the Amended Filing.

General

16.	We note your disclosure that in 2024, you developed plans to grow your investment division based on the rare opportunity to purchase commercial real estate assets at a discount. Please describe these assets, including the location, and the material terms of the proposed transaction. On page 10, disclose in greater detail how assets under management, partnership interest investments, performance fee and hurdle rate are calculated. If applicable, provide prior performance tables for programs with similar investment objectives as those set forth in the offering circular, as required by Item 8 of Industry Guide 5. See Item 7(c) of Part II of Form 1-A.

The Company has further disclosed the asset types, location, and any material terms of proposed transactions in the Amended Filing. Additionally, the Company has disclosed in greater detail how assets under management, partnership interest investments, performance fee and hurdle rate are calculated in the Amended Filing. Based on the guidelines of Item 8 of Industry Guide 5, prior performance tables are not included based on the nature of the previous nonpublic private syndication programs with different investment objectives. opinion in the Amended Filing.

Law Offices of Craig V. Butler

Ronald E. Alper/Brigitte Lippman

United States Securities and Exchange Commission

Office of Real Estate and Construction

November 13, 2024

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely, /s/ Craig V. Butler Craig V. Butler, Esq.

Law Offices of Craig V. Butler

Ronald E. Alper/Brigitte Lippman

United States Securities and Exchange Commission

Office of Real Estate and Construction

November 13, 2024

[Andrew Arroyo Real Estate, Inc. Letterhead]

November 13, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ronald E. Alper/Brigitte Lippman

Re:	Andrew Arroyo Real Estate Inc.
Offering Statement on Form 1-A
Filed October 15, 2024
File No. 024-12519

Dear Mr. Alper/Ms. Lippman:

Andrew Arroyo Real Estate, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on November 13, 2024:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Andrew Arroyo
Andrew Arroyo
Chief Executive Officer